# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amplitude, Inc., CIK 0001866692
CUSIP: 03213A104
Title of class of securities: Class A common stock, $0.00001 par value per share
Address of issuer's principal executive offices: 201 Third Street, Suite 200, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-037626
Filed by CIK 0000936828

## Reporting persons
- GIC Private Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,977,818; sole dispositive power 0; shared dispositive power 4,977,818; aggregate amount beneficially owned 4,977,818 (4.8% of the class)
  Comment: (1) Amount represented in Rows (6), (8), and (9) consists of 4,977,818 shares of the Issuer's Class B common stock, $0.00001 par value per share (the "Class B common stock"), held of record by Jasmine Ventures Pte. Ltd. Jasmine Ventures Pte. Ltd. shares the power to vote and dispose of these shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore's foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares.
  (2) Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of the Issuer's Class A common stock, $0.00001 par value per share (the "Class A common stock").
  (3) Percent of class represented in Row (11) is based on the quotient obtained by dividing (a) 4,977,818 Class B common stock shares, beneficially owned by the Reporting Person as set forth in Row 9; by (b) the sum of (i) 98,795,586 Class A common stock outstanding as of May 2, 2025 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on March 31, 2025; and (ii) 4,977,818 Class B common stock shares beneficially owned by the Reporting Person. The 4,977,818 shares of Class B common stock beneficially owned by the Reporting Person are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
- GIC Special Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,977,818; sole dispositive power 0; shared dispositive power 4,977,818; aggregate amount beneficially owned 4,977,818 (4.8% of the class)
  Comment: (1) Amount represented in Rows (6), (8), and (9) consists of 4,977,818 shares of the Issuer's Class B common stock, $0.00001 par value per share (the "Class B common stock"), held of record by Jasmine Ventures Pte. Ltd. Jasmine Ventures Pte. Ltd. shares the power to vote and dispose of these shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore's foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares.
  (2) Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of the Issuer's Class A common stock, $0.00001 par value per share (the "Class A common stock").
  (3) Percent of class represented in Row (11) is based on the quotient obtained by dividing (a) 4,977,818 Class B common stock shares, beneficially owned by the Reporting Person as set forth in Row 9; by (b) the sum of (i) 98,795,586 Class A common stock outstanding as of May 2, 2025 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on March 31, 2025; and (ii) 4,977,818 Class B common stock shares beneficially owned by the Reporting Person. The 4,977,818 shares of Class B common stock beneficially owned by the Reporting Person are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
- Jasmine Ventures Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,977,818; sole dispositive power 0; shared dispositive power 4,977,818; aggregate amount beneficially owned 4,977,818 (4.8% of the class)
  Comment: (1) Amount represented in Rows (6), (8), and (9) consists of 4,977,818 shares of the Issuer's Class B common stock, $0.00001 par value per share (the "Class B common stock"), held of record by Jasmine Ventures Pte. Ltd. Jasmine Ventures Pte. Ltd. shares the power to vote and dispose of these shares with GIC Special Investments Pte. Ltd. and GIC Private Limited, both of which are private limited companies incorporated in Singapore. GIC Special Investments Pte. Ltd. is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. GIC Private Limited is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore's foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares.
  (2) Each share of Class B common stock is convertible at any time, at the option of the holder, into one share of the Issuer's Class A common stock, $0.00001 par value per share (the "Class A common stock").
  (3) Percent of class represented in Row (11) is based on the quotient obtained by dividing (a) 4,977,818 Class B common stock shares, beneficially owned by the Reporting Person as set forth in Row 9; by (b) the sum of (i) 98,795,586 Class A common stock outstanding as of May 2, 2025 as reported in the Issuer's Form 10-Q for the quarterly period ended March 31, 2025 filed with the Securities and Exchange Commission on March 31, 2025; and (ii) 4,977,818 Class B common stock shares beneficially owned by the Reporting Person. The 4,977,818 shares of Class B common stock beneficially owned by the Reporting Person are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

## Item 1. Issuer
Name of issuer: Amplitude, Inc.
Address of issuer's principal executive offices: 201 Third Street, Suite 200, San Francisco, California, 94103

## Item 2. Person Filing
Name of person filing:
GIC Private Limited
GIC Special Investments Private Limited
Jasmine Ventures Pte. Ltd.
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship:
GIC Private Limited - Republic of Singapore
GIC Special Investments Private Limited - Republic of Singapore
Jasmine Ventures Pte. Ltd. - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership information with respect to GIC Private Limited ("GIC PL") is incorporated by reference from items (5) through (9) and (11) of the cover page, and the associated footnotes.

Jasmine Ventures Pte. Ltd. ("Jasmine") shares the power to vote and the power to dispose of 4,977,818 shares of Class B common stock with GIC Special Investments Pte. Ltd. ("GIC SI") and GIC PL, both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL. GIC PL is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore's foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares.

GIC PL is a fund manager and only has two clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC PL has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.

GIC PL is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of these shares.
Percent of class: 4.80%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,977,818
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,977,818

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit Description

A Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2022)

## Signatures
- GIC Private Ltd: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (08/06/2025)
- GIC Private Ltd: /s/ Wee Linrong, Wee Linrong, Senior Vice President (08/06/2025)
- GIC Special Investments Private Limited: /s/ Sensen Lin, Sensen Lin, Managing Director (08/05/2025)
- Jasmine Ventures Pte. Ltd.: /s/ Ankur Meattle, Ankur Meattle, Director (08/07/2025)